UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2014.

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐
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The press release issued by GasLog Ltd. on May 14, 2014 relating to its results for the first quarter of 2014 and the related financial report are attached hereto as Exhibits 99.1 and 99.2, respectively.

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3 (File Nos. 333-188817 and 333-194894), initially filed with the Securities and Exchange Commission (the ‘‘SEC’') on May 24, 2013 and March 28, 2014, as amended, and the registration statement on Form S-8 (File No. 333-187020) initially filed with the SEC on March 4, 2013, in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 14, 2014

99.2	Financial Report for the Three Months Ended March 31, 2014

Managements’ Discussion and Analysis of Financial Condition and Results of Operation

Unaudited Condensed Consolidated Financial Statements
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 14, 2014

GASLOG LTD.,

	by	/s/ Paul Wogan
		Name:	Paul Wogan
		Title:	Chief Executive Officer
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